SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

AVOCATS A LA COUR

68, RUE DU FAUBOURG SAINT-HONORÉ

75008 PARIS

TEL: +33 (0) 1 5[redacted]

FAX: +33 (0) 1 5

http://www.ska

AVOCATS A LA COUR
ASSOCIÉS

PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

COUNSEL

PASCAL BINE
BÉATRICE LABBOZ
LAURENCE MITROVIC

Nº DE VESTIAIRE : J037

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
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BEIJING
BRUSSELS
FRANKFURT
HONG KONG
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September 22, 2003

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Division of Corporation Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g-3-2(b) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the following documents:

1. a brief description of the Company's consolidated revenues for the three months ended June 30, 2003, addressed to the *Bulletin des Annonces Légales Obligatoires* (Balo) for publication and to the *Commission des Opérations de Bourse* (COB), for which no English translation, version, or summary has been prepared;

2. a brief description of the Company's Activity Report for the three months ended June 30, 2003, addressed to the Balo for publication and to the COB, for which no English translation, version, or summary has been prepared;

3. an English translation of the Company's Consolidated Financial Statements at June 30, 2002, and the notes thereto, addressed to the Balo for publication and to the COB;

4. an English translation the following press releases issued by the Company, as made available to the Company's shareholders:

b. "Schneider Electric Signs Framework Agreement on Jobs Planning System," dated July 2, 2003;

c. "Schneider Electric will announce its sales and half-year results on July 31st, 2003," dated July 7, 2003;

d. "2003 Interim Results: Very resilient operating margin despite a major currency effect," dated July 31, 2003;

e. "Schneider Electric enters into an agreement to strengthen its Asia Pacific presence in Electrical Wiring Devices," dated August 25, 2003;

f. "Schneider Toshiba Inverter SAS has just signed a commercial partnership agreement with Vacon Plc," dated September 9, 2003;

g. "By acquiring Ilevo, Schneider Electric consolidates its position in high-speed communication infrastructure solutions using Power Line Communication (PLC)," dated September 9, 2003;

h. "Schneider Electric Subsidiary TAC Signs Contract with U.S. Army Corps of Engineers," dated September 18, 2003.

These materials are being furnished under paragraph (b)(1)(iii) of Rule 12g-3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at +33 (0)1 55 27 11 53 if you have any questions in respect of this matter.

Yours sincerely,

Eden Quainton

Enc.

Schneider Electric S.A.

Brief Description of Schneider Electric S.A.'s Consolidated Revenues for the Six Months Ended June 30, 2003

In € millions	**2003**	**2002 (at a comparable scope of consolidation)**	**2002**
Three months ended March 31, 2003	2,079	2,291	2,247
Three months ended June 30, 2003	2,157	2,365	2,329
Total	4,236	4,656	4,576
of which from activities outside of France	*3,597*	*3,982*	*3,897*

At a current scope of consolidation, the Company's consolidated revenue for the six months ended June 30, 2003 was €4.24 billion, compared to €4.58 billion for the comparable period in 2002. For the activities of Schneider Electric Industries, S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), the decrease at constant exchange rates and a constant scope of consolidation was 0.3%.

At a comparable scope of consolidation, the Company's revenues from activities outside of France decreased to 84.9% of the Company's consolidated revenues for the six months ended June 30, 2003, from 85.5% of such consolidated revenues for the comparable period in 2002.

03 SEP 25 AM 7:21

Schneider Electric S.A.

Brief Description of Activity Report for the Six Months Ended June 30, 2003

ACTIVITY FOR THE SIX MONTHS ENDED JUNE 30, 2003

Net income attributable to Schneider Electric SA was €187.9 million for the six months ended June 30, 2003, an increase of 7.5% compared to €176.4 million for the six months ended June 30, 2002. The increase resulted from the following:

a) a decrease in consolidated revenues of 7.4% due to weak global activity levels and a worsening economic environment.

b) a decrease in operating income due to decreased volumes, partly offset by effects from the restructuring implemented in 2002 and the productivity plan put into operation for the financial year 2002. These steps have limited the decrease in operating margin from 10.8% for the six months ended June 30, 2002 to 10.4% for the six months ended June 30, 2003. Acquisitions during the period did not have a significant impact.

c) A sharp increase in financial income resulting principally from investments financed from the sale of Legrand SA at the end of 2002.

Income from continuing operations before tax, reflecting the activity and financial structure of the Group, decreased from €431.1 million for the six months ended June 30, 2002 to €419.3 million for the six months ended June 30, 2003.

Exceptional items amounted to a loss of €31.4 million. Income taxes, which vary according to differing levels of taxation in contributing countries and the amount of income generated in such countries, amounted to €106 million for the six months ended June 30, 2003, compared to €121 million for the six months ended June 30, 2002.

Amortization of goodwill for the six months ended June 30, 2003, including goodwill attributable to acquisitions made during the period, amounted to €79.3 million, compared to €85.2 million for the six months ended June 30, 2002.

On a stand-alone basis, Schneider Electric SA's income for the six months ended June 30, 2003 amounted to €424.2 million, compared to €516.5 million at June 30, 2002.

Consolidated Statement of Income

(in millions of euros, except per-share amounts)		June 30, 2003	June 30, 2002	Dec. 31, 2002
Sales		**4,235.9**	**4,575.9**	**9,060.5**
Cost of sales		(2,460.3)	(2,702.8)	(5,305.2)
Research and development expenses		(248.0)	(230.6)	(472.7)
Selling, general and administrative expenses		(1,087.4)	(1,149.3)	(2,242.9)
Operating income		**440.2**	**493.2**	**1,039.6**
Financial expense net	*(note 12)*	(20.9)	(62.1)	(157.8)
Income from continuing operations before tax		**419.3**	**431.1**	**881.9**
Exceptional items	*(note 13)*	(31.4)	(20.9)	(509.2)
Income taxes	*(note 14)*	(105.5)	(120.8)	295.0
Net income of fully consolidated companies before amortization of goodwill		**282.4**	**289.4**	**667.7**
Amortization of goodwill	*(note 3)*	(79.3)	(85.2)	(192.6)
Net income of fully consolidated companies		**203.1**	**204.2**	**475.1**
Group share in income/(loss) of equity investments	*(note 5.1)*	(3.1)	(17.1)	(28.2)
Net income before minority interests		**200.0**	**187.1**	**446.9**
Minority interests		(10.3)	(10.7)	(24.9)
Net income (attributable to Schneider Electric SA)		**189.7**	**176.4**	**422.0**
Basic earnings per share (attributable to Schneider Electric SA)		0,85	0,76	1.83
Diluted earnings per share (attributable to Schneider Electric SA)		0.84	0.76	1.82

The accompanying notes are an integral part of the consolidated interim financial statements.

Schneider Electric SA

Consolidated Statement of Cash Flows

		June 30, 2003	June 30, 2002	Dec. 31, 2002
I - Cash flows provided by operating activities:				
Net income (attributable to Schneider Electric SA)		189.7	176.4	422.0
Minority interests		10.3	10.7	24.9
Group share in (income)/loss of equity investments, net of dividends received		3.1	17.1	27.8
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of property plant and equipment		139.5	150.0	293.4
Amortization of intangible assets other than goodwill		28.5	26.5	56.9
Amortization of goodwill		79.3	85.2	192.6
Increase/(decrease) in provisions		40.7	(3.4)	(1,350.5)
Change in deferred taxes		(34.0)	(22.8)	(484.2)
Losses/(gains) on disposals of assets		1.2	2.9	1,785.0
Other		0.1	(1.8)	(0.4)
Net cash provided by operating activities before changes in operating assets and liabilities		**458.4**	**440.7**	**967.5**
(Increase)/decrease in accounts receivable		(74.8)	(21.6)	109.3
(Increase)/decrease in inventories and work in process		(19.3)	(4.6)	49.8
Increase/(decrease) in accounts payable		(175.8)	(51.8)	(96.6)
Change in other current assets and liabilities		171.4	(87.6)	(97.2)
Change in working capital requirement		**(98.5)**	**(165.6)**	**(34.7)**
Net cash provided by operating activities	**Total I**	**359.9**	**275.2**	**932.8**
II - Cash flows (used)/provided by investing activities				
Purchases of property, plant and equipment		(114.3)	(138.7)	(288.0)
Disposals of property, plant and equipment		17.2	9.5	24.7
Purchases of intangible assets		(32.3)	(39.1)	(89.3)
Disposals of intangible assets		0.4	0.1	12.1
Net cash used by investment in operating assets		**(129.0)**	**(168.3)**	**(340.5)**
Financial investments - net		(21.1)	**(23.4)**	**3,223.7**
Other long-term financial investments		(83.5)	(56.3)	(57.9)
Sub-total		**(104.6)**	**(79.7)**	**3,165.8**
Net cash (used)/provided by investing activities	**Total II**	**(233.6)**	**(247.9)**	**2,825.3**
III - Cash flows (used)/provided by financing activities				
Issuance of long-term debt		6.7	3.3	13.2
Repayment of long-term debt		(132.9)	(52.8)	(202.3)
Sale/(purchase) of treasury shares		(101.1)	(6.7)	(329.1)
Increase/(reduction) in other debt		(257.3)	168.8	(274.2)
Common stock issued		11.4	16.1	11.0
Dividends paid: Schneider Electric SA		(221.0)	(307.3)	(297.6)
Minority interests		(12.2)	(13.2)	(18.3)
Net cash used by financing activities	**Total III**	**(706.4)**	**(191.8)**	**(1,097.3)**
IV - Net effect of exchange rate:	**Total IV**	**(6.5)**	**(18.2)**	**2.7**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(586.6)**	**(182.8)**	**2,663.5**
Cash and cash equivalents at beginning of period		3,070.4	406.9	406.9
Increase/(decrease) in cash and cash equivalents		(586.6)	(182.8)	2,663.5
Cash and cash equivalents at end of period		**2,483.8**	**224.1**	**3,070.4**

Schneider Electric SA

Consolidated Balance Sheet

(in millions of euros)

Assets		**June 30, 2003**	**Dec. 31, 2002**	**June 30, 2002**
Current assets				
Inventories and work in process		1,155.8	1,146.5	1,233.6
Trade accounts receivable		1,849.7	1,812.3	1,997.6
Other receivables and prepaid expenses		853.6	923.0	744.9
Deferred taxes		617.8	718.5	245.5
Cash and cash equivalents	*(note 9)*	2,705.5	3,214.0	496.2
Total current assets		**7,182.5**	**7,814.3**	**4,717.8**
Non-current assets				
Goodwill - net	*(note 3)*	3,297.5	3,371.9	3,561.2
Intangible assets - net	*(note 4)*	354.4	298.2	257.4
Property, plant and equipment - net	*(note 4)*	1,516.3	1,573.3	1,609.5
Investments				
Investments accounted for by the equity method	*(note 5.1)*	72.0	76.2	87.2
Investments at cost	*(note 5.2)*	158.6	380.9	4,180.6
Other investments		352.8	254.7	333.8
Total investments		583.4	711.8	4,601.6
Total non-current assets		**5,751.6**	**5,955.2**	**10,029.7**
Total assets		**12,934.1**	**13,769.5**	**14,747.5**

The accompanying notes are an integral part of the interim consolidated financial statements.

Schneider Electric SA

(in millions of euros)

Liabilities and shareholders' equity		June 30, 2003	Dec. 31, 2002	June 30, 2002
Current liabilities				
Trade accounts payable		1,073.1	1,167.2	1,182.3
Tax and benefits payable		705.0	567.0	812.6
Other payables and accrued liabilities		564.8	725.0	638.9
Short-term debt	*(note 9)*	1,345.2	646.2	1,342.1
Customer prepayments		52.3	39.8	59.6
Deferred taxes		30.6	54.5	172.6
Total current liabilities		**3,771.0**	**3,199.7**	**4,208.1**
Long-term debt				
Ordinary and convertible bonds	*(note 9)*	450.0	1,450.0	1,450.0
Other long-term debt	(note 9)	139.2	125.5	117.9
Perpetual bonds	*(note 9)*	131.8	148.3	164.6
Total long-term debt		**721.0**	**1,723.8**	**1,732.5**
Reserves for contingencies				
Accruals for pensions	*(note 7)*	780.0	810.8	614.4
Other reserves for contingencies	*(note 8)*	168.8	174.3	180.4
Total reserves and other long-term liabilities		**948.8**	**985.1**	**794.8**
Shareholders' equity:				
Share capital		1,834.0	1,926.5	1,925.6
Retained earnings		5,585.6	5,858.2	6,017.6
Total shareholders' equity (attributable to Schneider Electric SA)		**7,419.6**	**7,784.7**	**7,943.2**
Minority interests		**73.7**	**76.2**	**68.9**
Total liabilities and shareholders' equity		**12,934.1**	**13,769.5**	**14,747.5**

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity and Minority Interests

(in millions of euros except number of shares)

	Number of shares (thousands) (1)	Capital	Additional paid-in capital	Retained earnings (2)	Cumulative translation adjustment (3)	Shareholders' equity attributable to SESA	Minority interests
At January 1, 2002	**240,260.0**	**1,922.1**	**5,475.6**	**438.9**	**543.9**	**8,380.5**	**79.3**
Exercise of stock options	373.4	3.0	8.0			11.0	
Conversion of bonds	179.5	1.4	7.0			8.4	
Dividends							
- deducted from additional paid-in capital			(595.4)	615.7		20.3	
- paid out of net income				(297.6)		(297.6)	(18.3)
Change in treasury shares				(290.6)		(290.6)	
Translation adjustment					(456.2)	(456.2)	(9.7)
Other				(13.1)		(13.1)	
2002 net income				422.0		422.0	24.9
At December 31, 2002	**240,812.9**	**1,926.5**	**4,895.2**	**875.3**	**87.7**	**7,784.7**	**76.2**
Exercise of stock options	441.9	3.5	7.8			11.3	
Capital reduction	(12,000.0)	(96.0)	(394.2)	490.2		0.0	
Appropriation to legal reserve			(192.7)	192.7		0.0	
Dividends (including "précompte" equalization tax)			(95.1)	(212.9)		(308.0)	(12.2)
Change in treasury shares				(99.6)		(99.6)	
Translation adjustment					(159.1)	(159.1)	(3.6)
Other				0.6		0.6	3.0
First-half 2003 net income				189.7		189.7	10.3
At June 30, 2003	**229,254.8**	**1,834.0**	**4,221.0**	**1,436.0**	**(71.4)**	**7,419.6**	**73.7**

(1) Before elimination of treasury shares
(2) Including €265,3 million worth of Schneider Electric SA shares eliminated as of June 30, 2003
(3) See Note 6 - Shareholders' equity

The accompanying notes are an integral part of the interim consolidated financial statements.

Schneider Electric SA

Notes to the Consolidated
Financial Statements

At June 30, 2003

NB : The notes are an integral part of the consolidated financial statements

Merlin Gerin
Square D
Telemecanique

Schneider Electric

- On November 8, 2002, Schneider Electric SA made a public offer to purchase all outstanding shares of Digital Electronics Corporation, a Japanese company listed on the Osaka Stock Exchange. At the close of the offer, on December 18, 2002, Schneider Electric SA held 7,680,680 shares, or 98.7% of issued capital, through the purchase of existing shares under the offer or of new shares as part of a capital increase. All of the acquired shares were settled on December 26, 2002 for a total of €222.6 million. Digital Electronics Corporation has been fully consolidated since January 1, 2003.

  The impact of Digital Electronics Corporation on the consolidated statement of income at June 30 is as follows:

(in millions of euros)	**June 30, 2003 (6 months)**
Sales	81.3
Operating income	2.0
Amortization of goodwill	**(5.3)**
Net loss	**(6.9)**

4. Property, plant and equipment and intangible assets

Changes in these items can be analyzed as follows:

4.1 At cost

(in millions of euros)	Intangible assets	Property, plant and equipment	Total
December 31, 2002	**509.7**	**4,047.4**	**4,557.1**
Acquisitions	32.3	114.3	146.6
Disposals	(2.8)	(70.3)	(73.1)
Translation adjustment	(16.7)	(111.4)	(128.1)
Changes in scope and other (1)	68.6	31.1	99.7
June 30, 2003	**591.1**	**4,011.1**	**4,602.2**
Of which leased assets (at cost)		*87.9*	

(1) Including €60 million in brands and patents recognized in the allocation of goodwill on the acquisition of Digital Electronics.

4.2 Depreciation and amortization

(in millions of euros)	Intangible assets	Property, plant and equipment	Total
December 31, 2002	**(211.5)**	**(2,474.1)**	**(2,685.6)**
Allocation	(28.5)	(139.5)	(168.0)
Reversal	2.4	57.4	59.8
Translation adjustment	5.4	59.6	65.0
Changes in scope and other	(4.5)	1.8	(2.7)
June 30, 2003	**(236.7)**	**(2,494.8)**	**(2,731.5)**
Of which leased assets (accumulated depreciation)		*62.0*	

5. Equity investments and investments at cost

5.1 Equity investments

The Group's share in the net assets of equity investments amounted to €72.0 million, while its share of net losses for the period was €3.1 million. Equity investments correspond primarily to interests held by Schneider Electric Industries SAS in two companies:

- 40% in VA Tech Schneider H.V. GmbH (VAS), a joint venture formed with VA Tech (TD) GmbH & Co KEG in high voltage (€29.4 million). The Group has accounted for its share in the venture's net estimated loss based on the financial statement available on the first quarter;
- 34.34% in the MGE Finance subgroup (€35.2 million). Because MGE Finance's first half ends on March 31, the Group has accounted for its share of the loss for the period from October 1, 2002 to March 31, 2003.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (all amounts in millions of euros unless otherwise indicated)

1. Accounting principles and valuation methods

The interim financial statements of Schneider Electric SA and its subsidiaries (the Group) have been prepared in accordance with French generally accepted accounting principles, including French Accounting Standards Board (CRC) standard 99-02 and French Accounting Board (CNC) recommendation 99-R-01 concerning interim accounts.

They have been prepared using the same accounting principles and methods as for the full-year consolidated financial statements, as described in the 2002 annual report, taking into account specific principles and methods for interim accounts, as detailed below.

1.1 Seasonal variations

Seasonal variations can affect the level of sales from one quarter to another. For this reason, the interim financial results are not necessarily indicative of the Company's expected full-year performance.

1.2 Income taxes

For the interim financial statements, current and deferred taxes are calculated by applying the estimated effective tax rate for the current year to each company's net income for the period.

2. Changes in scope of consolidation

Acquisitions:
No major acquisitions were made in the first half of 2003.

- On February 25, all outstanding shares of the Brazilian company CDI Power were acquired for €1.8 million. The company, which has around €2.7 million in annual sales, has been fully consolidated since March 1st.
- On May 2, all outstanding shares of US-based Hyde Park Electronics LLC were acquired for $9.5 million. The company, which is the North American leader in ultrasonic sensor technology, has annual sales of around €6 million. It has been fully consolidated since May 2.

Start-ups:

- Creation in China of Schneider Shilin (Suzhou) Transformers Company Limited (SSST), a joint venture with SEEC (non-group entity). SSST is 51%-owned by Schneider Electric and 49% by SEEC.
- Creation in China of Schneider Electric Devices (Dong Guan) Company Limited (SEDD), a wholly-owned subsidiary.

These companies have been fully consolidated.

Buyouts of minority interests:

- On March 13, a 2.05% interest in MGE Finances was acquired for €7.9 million, raising the Company's stake to 34.34%.

Disposals:

- On June 3, Simelectro was sold for €1.00. Simelectro, which was consolidated until May 31, reported a loss of €1.3 million in 2002 on sales of €12.8 million.

Changes in consolidation method:

- Schneider Electric Malaysia and Schneider Electric Industries Malaisie SDN (formerly Schneider Scott & English), previously accounted for by the equity method, have been fully consolidated since January 1, 2003. Under a shareholders' agreement signed in late 2002, the Company now exercises exclusive management control over Schneider Electric Malaysia, even though it is only 30%-owned, while Schneider Electric Industries

3. Goodwill

	Amortization period	Year acquired	Gross	June 30, 2003 Amortization	Net	Dec. 31, 2002 Net
Square D Company	40 years	1991	1,751.2	524.8	1,226.4	1,358.0
Lexel Group	40 years	1999	992.9	117.2	875.7	906.1
Telemecanique	40 years	1988	802.0	329.4	472.6	482.6
Federal Pioneer Ldt	40 years	1990	84.4	30.2	54.2	51.8
Merlin Gerin	30 years	1992	160.7	70.8	89.9	92.6
Crouzet Automatisme	20 years	2000	206.7	28.0	178.7	184.7
Mita Holding Ldt	20 years	1999	52.2	9.4	42.8	47.1
Positec	20 years	2000	168.9	49.3	119.6	123.0
PDL	20 years	2001	38.7	3.9	34.8	34.6
Digital Electronics	10 years	2002	100.3	5.0	95.3	-
Infra +	10 years	2000	22.5	5.7	16.8	14.8
Schneider Automation	10 years	1994	35.4	26.5	8.9	10.6
VAS joint venture	5 years	2001	21.2	10.8	10.4	12.5
Other*	5-20 years		258.0	187.0	71.4	53.5
TOTAL			**4,695.3**	**1,398.0**	**3,297.5**	**3,371.9**

*Approximately 25 companies

The change in net values between December 31, 2002 and June 30, 2003 primarily reflects:

- The €79.3 million standard amortization for the period (€85.2 million in first-half 2002).
- The €122.6 million negative effect of exchange rate fluctuations.
- The €127.5 million positive net impact of changes in the scope of consolidation, related to the acquisitions of Japan's Digital Electronics Corporation (for €110.6 million), Brazil's CDI Power (for €1.4 million) and US-based Hyde Park LLC (for €7.5 million), and the buyout of minority interests in MGE Finance (for €4.8 million) and in ABC+ and Acteon, two subsidiaries of the Infra+ subgroup (for €3 million).

Digital Electronics Corporation was consolidated for the first time as from January 1, 2003 and goodwill has been calculated on the basis of the company's consolidated financial statements at that date. The purchase price has been allocated as follows:

Purchase price of Digital Electronics Corporation*	**224.4**
Net assets acquired as of January 1, 2003	95.5
Fair value on acquired assets and liabilities	(41.7)
Value of brands and patents	60.0
Restated shareholder's equity	**113.8**
Goodwill	**110.6**

*Including capitalized acquisition costs.
Based on the opening 2003 exchange rate of €1.00 = ¥124.39

The Company has until December 31, 2003 to finalize this allocation.

5.2 Investments at cost

(in millions of euros)	Cost	Allowances	June 30, 2003 Net	Dec. 31, 2002 Net
I – Listed companies				
Digital Electronics Corporation	-	-	-	222.6
Finaxa	65.8	-	65.8	63.2
Clipsal Industries Holding Ltd	43.0	6.7	36.3	36.3
Gold Peak Industries Holding Ltd	10.6	0.8	9.8	8.1
Legrand	-	-	-	1.0
Other	23.4	12.5	10.9	11.0
Total listed investments	**142.8**	**20.0**	**122.8**	**342.2**
II – Unlisted companies				
Comipar	16.4	16.4	-	-
SIAP	8.1	-	8.1	8.1
Paramer	7.3	1.8	5.5	6.0
Simak	5.5	1.0	4.5	4.5
Control.com	4.4	4.4	-	-
Other (1)	28.8	11.1	17.8	20.1
Total unlisted investments	**70.5**	**34.7**	**35.8**	**38.7**
Total investments at cost	**213.3**	**54.7**	**158.6**	**380.9**

(1) Unit cost less than €3.5 million.

6. Shareholders' equity

6.1 Translation adjustment

Changes in exchange rates had an aggregate negative impact on shareholders' equity of €159.1 million and primarily concerned the following currencies:

	Attributable to Schneider Electric SA	
(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
US dollar	(132.7)	(345.9)
Argentine peso	0.9	(13.4)
Brazilian real	4.2	(17.2)
Canadian dollar	10.5	(27.7)
Chinese yuan	(0.3)	(16.1)
British pound	(6.5)	(6.7)

6.2 Stock option plans

On February 5, 2003, the Board of Directors set up the following two stock option plans:

- Plan 21 granted two million options to purchase new or existing shares of Company stock at a unit price of €45.65, exercisable beginning February 4, 2007.
- Plan 22 granted 110,000 options to purchase new shares of Company stock at a unit price of €45.65, exercisable beginning June 5, 2003.

7. Provisions for pensions and retirement obligations

Losses and gains on pension assets and liabilities are determined at each year-end. Actuarial losses or gains on assets are calculated on the basis of market-related value. Actuarial losses or gains on plan assets and benefit obligations are amortized over the remaining service lives of active employees and the period of benefit payments to retired employees.

In 2002, following the significant decline in most of the benchmark financial markets on which plan assets are traded, the Company adopted a more economic presentation of its pension obligations. An additional minimum liability has been recorded to cover the unrecognized portion of these obligations resulting from the method of amortizing actuarial losses and gains, and an asset in the same amount, net of deferred taxes, has been recorded in "other receivables".

In first-quarter 2003, Square D made a €90.8 million ($100.3 million) gross value payment, carried in the balance sheet under "other investments".

Details of pension and other post-retirement benefit obligations are as follows:

	Pensions			Other benefits	
(in millions of euros)	**June 30, 2003**	**O/w Square D June 30, 2003**	**Dec. 31, 2002**	**June 30, 2003**	**Dec. 31, 2002**
1. Net recognized asset (liability)					
Intangible asset (net of tax)	35.1	*35.1*	38.3		
Pension asset	85.9	*76.1*	10.1		
Prepaid pension cost	316.4	*299.9*	366.2		
Accrued pension cost	(500.9)	*(147.4)*	(521.6)	(279.1)	(289.2)
Net recognized asset (liability)	**(63.5)**	***263.7***	**(107.0)**	**(279.1)**	**(289.2)**

No adjustments were made to Square D intangible assets and deferred pension costs during the period. Movements in the first-half have been recorded in accrued pension costs.

2. Components of periodic pension cost

	Pensions			Other benefits	
	June 30, 2003	**O/w Square D June 30, 2003**	**Dec. 31, 2002**	**June 30, 2003**	**Dec. 31, 2002**
Service cost	28.3	*7.5*	51.4	3.4	8.9
Interest cost (impact of discounting)	37.9	*23.1*	94.0	12.0	28.2
Expected return on plan assets	(36.4)	*(29.9)*	(104.6)		
Amortization of prior service cost	1.9	*1.4*	1.2	(3.5)	
Amortization of initial obligation	(0.3)		3.6		0.1
Recognized net actuarial loss (gain)	10.9	*7.6*	5.7	6.5	(0.5)
Curtailments and settlements					6.8
Periodic pension cost (benefit)	**42.3**	***9.7***	**51.3**	**18.4**	**43.5**

3. Funded status

	Pensions			Other benefits	
	June 30, 2003	**O/w Square D June 30, 2003**	**Dec. 31, 2002**	**June 30, 2003**	**Dec. 31, 2002**
Projected benefit obligation at end of period	(1,549.6)	(797.8)	(1,599.9)	(424.2)	(448.0)
Fair value of plan assets at end of period	958.2	656.3	914.8		
Funded status	**(591.4)**	**(141.5)**	**(685.1)**	**(424.2)**	**(448.0)**
Unrecognized actuarial (gains)/losses	499.9	376.9	546.0	206.9	229.9
Unrecognized prior service costs	28.7	28.3	33.0	(61.8)	(71.1)
Unrecognized initial liability	(0.7)		(0.9)		
Net (liability)/asset recognized	**(63.5)**	**263.7**	**(107.0)**	**(279.1)**	**(289.2)**

4. Actuarial assumptions
(weighted average rate for the Company)

Discount rate	6.21%
Rate of compensation increase	2.5%
Expected return on plan assets	8.6%

Actuarial assumptions at June 30, 2003 are the same as at December 31, 2002.

8. Reserves for contingencies

(in millions of euros)	Dec. 31, 2002	Reclass-ifications	Additions	Releases (unused)	Releases (used)	Change in scope	Translation adjustment	June 30, 2003
Economic risks	36.6						(0.3)	36.3
Customer risks	73.5				(4.1)		(5.9)	63.5
Technical risks	17.7		2.4		(4.8)			15.3
Other risks	46.5	(0.3)	7.5					53.7
Total	**174.3**	**(0.3)**	**9.9**		**(8.9)**		**(6.2)**	**168.8**
Impact on								
Operating income			7.5		(8.9)			
Financial expense, net								
Exceptional items			2.4					

The Group records these reserves for identified potential losses. They are calculated either on a case by case basis or by a statistical method.

9. Debt and cash

9.1 Long and short-term debt

(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
Convertible and ordinary bonds	1,440.0	1,450.0
Perpetual bonds	131.8	148.3
Bank borrowings	191.0	177.1
Obligations under capital leases (Note 5.2)	11.1	12.1
Employee profit-sharing	9.9	9.5
Less current portion	(1,062.8)	(73.2)
Long-term debt	**721.0**	**1,723.8**

Short-term debt may be analyzed as follows:

(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
Commercial paper	60.0	395.0
Accrued interest	28.0	33.3
Other	52.7	86.0
Bank overdrafts	141.7	58.7
Current portion of long-term debt	1,062.8	73.2
Short-term debt	**1,345.2**	**646.2**
Total short and long-term debt	**2,066.2**	**2,370.0**

Maturities of short and long-term debt

(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
Less than 1 year (1)	1,345.2	646.2
2 years	143.3	1,077.8
3 years	61.8	113.1
4 years	17.4	32.5
5 years	455.6	455.6
6 years	2.3	2.5
7 years and beyond	40.6	42.3
Total	**2,066.2**	**2,370.0**

(1) including €990 million bonds in Schneider Electric SA which maturity is April 2004.

Short and long-term debt by currency

(in millions of euros)	June 30, 2003	Dec. 31, 2002
Euro	1 818.8	2,138.7
US dollar	15.7	21.9
British pound	7.0	-
Danish krona	81.9	120.3
Japanese yen	28.4	-
Other	114.4	89.1
Total	**2 066.2**	**2,370.0**

9.2 Cash and cash equivalents

Marketable securities consist primarily of highly liquid mutual funds. Short-term investments in bonds are stated including accrued interest. Marketable securities are stated at the lower of cost or market value. At June 30, 2003, cash and cash equivalents included the following:

(in millions of euros)	June 30, 2003	Dec. 31, 2002
Mutual funds and equivalents	2,157.3	2,675.5
Other	73.8	73.9
Short-term investments	**2,231.1**	**2,749.4**
Treasury shares (intended to stabilize the share price) - net	38.7	38.5
Treasury shares (intended to cover exercise of stock options) – net	41.4	46.5
Treasury shares – net	**80.1**	**85.0**
Money market instruments and short-term deposits	32.5	19.2
Cash	361.8	360.4
Total cash and equivalents	**2,705.5**	**3,214.0**

10. Related party transactions

Transactions with related parties (mainly equity affiliates) primarily affect the following accounts.

Operating transactions with related parties – data as of May 31, 2003:

(in millions of euros)	**May 31, 2003**	**Dec. 31, 2002**
Balance sheet		
Trade receivables, net	1.5	1.3
Trade and other payables	1.3	-
Income statement		
Sales	4.5	6.1
Cost of sales	(2.3)	(0.4)
Other operating income and expense	0.5	1.1

Other data as of June 30, 2003:

(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
Balance sheet		
Loans (1)	69.8	68.2
Income statement		
Financial income (expense)	1.7	3.2
Exceptional items	-	-
Off balance sheet commitments		
Commitments given	1.3	1.3
Commitments received	-	-

(1) Loans include MGE Finances convertible bonds in an amount of €69.8 million, of which €10.1 million in capitalized interest, as of June 30, 2003. The convertible bonds were issued on April 20, 2000 and the interest rate is 5% per year. The redemption date is either ten years after the date of issue or the early redemption date, whichever comes first. In the case of full conversion of the bonds, MGE Finances would be owned 46.53% by the Group (compared to 34.34% as of June 30, 2003).

11. Contingent liabilities

11.1 Commitments given

(in millions of euros)	June 30, 2003	Dec. 31, 2002
Contract counterguarantees (1)	176.6	203.7
Mortgages and collateral (2)	31.1	25.0
Guarantees	2.8	4.0
Other commitments given (3)	168.6	180.7
Total	**379 .1**	**413.4**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and can be reasonably estimated.
(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.
(3) Other commitments given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

11.2 Commitments received

(in millions of euros)	June 30, 2003	Dec. 31, 2002
Guarantees	27.2	31.2
Total	**27.2**	**31.2**

11.3 Contingent liabilities

Management considers that all known contingencies related to litigation involving the Company are adequately covered by reserves carried in the balance sheet and that the outcome of these claims should not materially affect the Company's financial position or results.

The loan agreements related to the Company's long-term debt do not contain any rating triggers, but some agreements include covenants requiring the Company to comply with certain financial ratios. As of June 30, 2003, the Company was in compliance with all of these covenants.

12. Financial income (expense) - net

(in millions of euros)	June 30, 2003	June 30, 2002	Dec. 31, 2002
Interest income and other financial income (1)	48.3	18.6	27.7
Interest expense	(55.3)	(76.4)	(147.1)
Exchange gains (losses) - net	(3.9)	(2.7)	(24.2)
Dividend income	3.7	34.1	36.9
Allocations to allowances on financial assets	(5.5)	(22.9)	(25.0)
Other financial expense	(8.2)	(12.8)	(26.1)
Total	**(20.9)**	**(62.1)**	**(157.8)**

(1) Of which capital gains and losses on the sale of marketable securities

Interest income and expense consist solely of income and expense relating to financial assets (including cash and short-term investments) and debt.

13. Exceptional items

The main exceptional items were as follows:

(in millions of euros)	June 30, 2003
Restructuring costs (1)	(20.4)
Capital gains or losses on asset sales (2)	(0.8)
Other (3)	(10.2)
Total	**(31.4)**

(1) Restructuring costs include severance costs and write-offs of scrapped assets and inventories. Restructuring costs primarily concerned France (€10.5 million), the United States (€1.1 million), Northern Europe (€3.7 million) and Italy (€1.0 million). Reserves for restructuring are booked under accrued liabilities in the balance sheet.

(2) Corresponding to the capital loss of €0.8 million realized on the sale of Simelectro.

(3) Corresponding mainly to the €4.6 million out-of-court settlement of a dispute concerning the use of trademarks and patents in India.

14. Income taxes

Wherever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

Analysis of the tax charge (benefit)	June 30, 2003	June 30, 2002	Dec. 31, 2002
Current taxes			
France	(95.7)	47.4	27.0
International	131.8	96.2	162.2
Net	**36.1**	**143.6**	**189.2**
Deferred taxes	69.4	(22.8)	(484.2)
Total	**105.5**	**120.8**	**(295.0)**

The reconciliation of taxes payable and pre-tax income is as follows:

	June 30, 2003	June 30, 2002	Dec. 31, 2002
Net income attributable to Schneider Electric SA	**189,7**	**176.4**	**422.0**
Taxes payable (receivable)	105.5	120.8	(295.0)
Minority interests	10.3	10.7	24.9
Plus: net loss of equity investments	3.1	17.1	28.2
Pre-tax income	**308.6**	**325.0**	**180.1**
Income tax calculated at the statutory rate (35.43%)	**109.3**	**115.1**	**63.8**
Reconciling items:			
Allowance on Legrand investment	-	-	(496.0)
Amortization of goodwill	26,9	30,2	65,0
Other permanent differences	(3,1)	1,3	6,4
Tax credits	(3,9)	(11,4)	(1,2)
Difference between French and foreign tax rates	(21,2)	(27,6)	(49,6)
Income taxable at reduced rates	(1,1)	2,0	(4,3)
Unrecognized tax losses arising in current year	1,6	9,8	67,9
Use of recognized tax loss carryforwards	-	-	53,0
Other	(3,0)	1,4	-
Net tax charge (benefit)	**105.5**	**120.8**	**(295.0)**

15. Geographic information

Breakdown of sales by region

(in %)	**June 30, 2003**	**June 30, 2002**	**Dec. 31, 2002**
Europe	53	51	51
North America	26	30	29
International	21	19	20
Total	**100**	**100**	**100**

16. Subsequent events

Public offer to purchase TAC

On June 12, Schneider Electric Group signed an agreement with the Sweden's TAC' shareholder, a major player in the building automation and control market, to acquire 100% of the outstanding share capital. It will be subject to approval by the competition authorities in six countries (Germany, Austria, United-States, Finland, Romania, Sweden).Ownership of the shares is expected to be transferred by the end of August.

The acquisition will be made on the basis of an enterprise value of €422 million (€371 million for the company's shares and €51 million in assumed debt) and will be paid in cash.

Based in Malmö, Sweden, TAC has 2,100 employees and operations in more than 70 countries. In 2002, the company earned an operating margin of 10.5% on sales of €345,9 million.

TAC Key Figures

(in millions of euros)	**2001**	**2002**
Sales	290.0	345.9
Operating income	27.0	36.3
Operating margin	9.3%	10.5%
Total Asset	278.6	277.2
Shareholder's equity	103.5	109.6

* €1.00 = SEK 9.11

17. Financial highlights of Schneider Electric SA

17.1 Main subsidiaries and affiliates

(in millions of euros)	**At cost**	**Allowance**	**Net June 30, 2003**	**Net Dec. 31, 2002**
Schneider Electric Industries SAS	1,532.0		1,532.0	1,532.0
Legrand	-		-	1.0
Cofibel	136.8		136.8	136.8
Cofimines	82.6		82.6	82.6
Finaxa	65.8		65.8	63.2
Infra+	23.6		23.6	23.6
Digital Electronics Corporation	18.9		18.9	18.9
Total	**1,859.7**		**1,859.7**	**1,858.1**

17.2 Shareholders' equity

	June 30, 2003	**Dec. 31, 2002**
Share capital (in millions of euros)	**1,834.0**	**1,926.5**
Shares outstanding	229,254,825	240,812,905
Maximum number of shares to be issued (in thousands):		
- Through conversion of bonds-	-	-
- Through exercise of stock options	7,407	5,737
- Through issue of shares to the employee shareholding plan (1)	1,071	
Net income for the period (in millions of euros)	**424.2**	**221.1**
Total shareholders' equity (in millions of euros)	**6,672.4**	**7,043.3**

(1) Capital increase on july 24, 2003 after the subscription period ended on june 26, 2003.

17.3 Net debt (cash)

(in millions of euros)	**June 30, 2003**	**Dec. 31, 2002**
Bonds	1,440.0	1,450.0
Commercial paper	60.0	395.0
Bank overdrafts and other financial liabilities	37.4	38.3
Cash and cash equivalents	(3,829.1)	(3,951.8)
Total	**(2,291.7)**	**(2,068.5)**

17.4 Financial income:

(in millions of euros)	**June 30, 2003**	**June 30, 2002**
Interest income	90.3	57.5
Interest expense	(33.6)	(46.0)
Dividends	457.7	545.0
Other	(4.3)	(2.0)
Total	**510.1**	**554.5**

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Schneider Electric press release

june 18, 2003

Subscription price for 2003 Employee Stock Ownership plan

Principal characteristics of the Schneider Electric group employee offering

(visa of the Commission des opérations de bourse n°03-198 dated March 27, 2003 and complementary visa of the Commission des opérations de bourse n°03-260 dated April 10, 2003).

Release in lieu of a visa on definitive conditions

> Issuer
Schneider Electric SA

> Foots activity sector :
Economic group : 20 Generalist Industries,
Sector : 25 Electronic and Electric Equipments,
Sub-sector : 252 Electric Equipments
French Company

> Securities offered
4.8 million newly issued shares with a nominal value of Eur 8, representing a maximum nominal amount of Eur 38.4 million corresponding to approximately 2% of the share capital at the date of the note d'opération.
The date on which the new shares give right to dividends is fixed at January 1st, 2003.
The Board of Directors has decided the principle of issuing new shares on March 5, 2003. The definitive characteristics of the issuance have been decided by the President of the Board of Directors on June 18, 2003 upon delegation from the Board of Directors given during its meeting of May 16, 2003.

> Subscription modalities
The new share issuance price has been fixed by the President of the Board of Directors on June 18, 2003 and is equal to Eur 34.23 per share, i.e. 85% of the average of the Schneider Electric S.A. first share price on the Premier Marché of Euronext Paris SA during the 20 trading days preceding the decision of the President fixing the price.
This issuance is reserved to employees of Schneider Electric and of the French and non-French companies participating to the Group Savings Plan (Plan d'Epargne Groupe), which are within the same consolidated or combinated financial statements perimeter, in compliance with article L. 444-3 paragraph 2 of the French Labor Code, and which are linked to the Company in the meaning of article L. 225-180 of the French Commercial Code, provided that such employees participate to the Group Savings Plan (the « PEG »), and that local legislation allows their subscription.
Employees who may participate to the offering must justify, at the date of the closing of the subscription period of a minimum three-months seniority during the twelve months which precede the calculation period (i.e. the period from January 1st, 2002 through the closing of the subscription period), in accordance with the provisions of article L. 444-4 of the French Labor Code, as employee of one of the group company, which is linked to Schneider Electric in the meaning of article L. 444-3 of the French Labor Code and participate to the PEG established by Schneider Electric. When local legislation allows it, retired employees and retired employees by anticipation may also participate to the offering,

countries where such a subscription can not be implemented, the shares shall be directly subscribed by the employees and, as the case may be, contributed to an FCPE or held directly by the employees. In addition, in certain countries, the shares shall be subscribed via specific FCPE in order to comply with local legislation.
Pursuant to the provisions of article L. 443-2 of the French Labor Code, payments on one or more savings plans, including the Schneider Electric PEG, can not exceed one-fourth of the employee's annual gross remuneration or of the former employee's pension, as the case may be, during the civil year and within the limits fixed by the note d'opération.

> Calendar of the offering
- A reservation period for the offered shares has been opened from April 28, through May 14, 2003 inclusive.
- Employees will be informed, no later than June 19, 2003, via posters in the Company and its subsidiaries, and on the intranet web site of the Group, of the share subscription price fixed by the President of the Board of Directors, i.e. Eur 34.23 per share.
- Employees will then, at their own discretion, from June 23 through June 26, 2003 inclusive, revoke their reservation order. In the absence of such a revocation prior to June 26, 2003 at midnight, the subscription shall become effective and irrevocable.

> Listing of the new shares
The admission of the new shares to negotiations on the Premier Marché of Euronext Paris SA shall be requested as soon as possible after the finalization of the increase of capital, which is to take place no later than July 24, 2003.

> Other nformation
The units of the fund, or the shares as the case may be, shall be locked-up for a five-year period, save in the event of an early redemption case provided for by the applicable regulations.
Applicable law : French law
Delivery of the securities : after the statement of the increase of capital by the Board of Directors or, upon delegation, by the President no later than July 24, 2003.
Tax treatment : depending on the country

> Making available the prospectus
A prospectus relating to this offering has received the visa from the Commission des opérations de bourse on March 27, 2003 under n° 03-198, as completed by a complement which received the visa from the Commission des opérations de bourse on April 10, 2003 under n° 03-260.
It is composed of :
- The document de reference, which was filed with the Commission des opérations de bourse on April 8, 2003 under n° D.03-0407 which will substitute the document de référence, which was filed with the Commission des opérations de bourse on April 10, 2002 under n° D.02-200
- a note d'opération, and
- a complement to the note d'opération.
This prospectus is made available to the employees of the companies of the Schneider Electric Group.

> COB warning
The Commission des opérations de bourse draws the public's attention to the following :
- The participating employee reservations may be revoked, a priori, from June 23 through June 26, 2003 (inclusive), the subscription price being fixed, no later than June 18, 2003 and communicated to participating employees no later than June 19, 2003 ;
- The units or shares, as the case may be, shall be retained by the subscribing employees, for a five-year lock-up period, save in the event of an early redemption case provided for by articles L. 443-6, L. 442-7 and R. 442-17 of the French Labor Code.

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Schneider Electric press release

july 2, 2003

Schneider Electric Signs Framework Agreement on Jobs Planning System

Rueil-Malmaison (France), July 2nd, 2003 – In response to a global economy shaped by persistent weakness in developed markets and the unfavorable appreciation of the euro, Schneider Electric is going to accelerate the transformations required to redeploy its businesses, resize its manufacturing base and adjust its resources, in order to adapt to the enduring changes in its business environment.
The objective is to implement an organization that enables the Company to respond effectively, in line with its strategy, both to fluctuations in the business cycle and to its customers' future needs. The redeployment and restructuring programs will lead to changes in the structure and number of jobs, particularly in France.

> A framework agreement concerning a Jobs and Skills Planning System
Schneider Electric management has signed a framework agreement *(accord de méthode)* with employee unions concerning a Jobs and Skills Planning System *(Gestion Prévisionnelle de l'Emploi et des Compétences - GPEC)*. The agreement is designed to create a structure to support dialogue with employee representatives *(partenaires sociaux)* concerning the necessary changes. This structure will be complementary with existing Employee Representative Bodies *(Instances Représentatives du Personnel)*.

> As part of the agreement, a Joint Information, Dialogue and Negotiation Group has been set up to:
> Create a dialogue with the unions about the discussions underway in the Company, which could have an impact on jobs.
> Define working methods and operating procedures to implement a GPEC system, which the Company needs for the future.

An initial meeting for an exchange of views between management and the Joint Information, Dialogue and Negotiation Group was held on June 23.
The first projects concerned:
> Transfers of technical teams from the Paris region to Grenoble.
> Discussions about the organization of European information technology resources, with the possibility of partial outsourcing.
> Targeted job reductions in head offices and certain plants, with a commitment to avoiding any outright dismissals.

These projects currently concern around a thousand jobs in France.
The Joint Information, Dialogue and Negotiation Group will meet regularly to work as far upstream as possible on deploying these projects and to examine the appropriate jobs policy in response to these changes.

About Schneider Electric
Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric, the world's Power & Control specialist with leading mondial brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure.
Schneider Electric's 74 800 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Schneider Electric press release

july 7, 2003

Schneider Electric will announce its sales and half-year results on July 31st, 2003

Rueil-Malmaison (France), July 7, 2003 –.As recommended by the regulatory authorities, Schneider Electric indicates that it will be publishing its sales figures for the second quarter of 2003 on July 31st 2003, at the same time as its half-year accounts for 2003, instead of July 22nd, 2003, as initially scheduled.

After significantly reducing its closing lead-times, the Group will be in a position to publish all this information at the end of July, rather than in September, as was formerly the case.

Furthermore, in line with its shareholders' expectations, Schneider Electric will also be offering the possibility of listening live to the conference presenting the half-year results on July 31st, 2003. The presentation material will be distributed at the same time as the financial press release.

> About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

A worldwide specialist in electrical distribution and automatic control systems thanks to its worldwide brands Merlin Gerin, Square D and Telemecanique, Schneider Electric is developing a global offering of products and services for the residential, building, industrial, energy and infrastructures markets.
The 74,814 people at Schneider Electric achieved turnover of 9.1 billion euros in 2002 via 9,000 sales outlets in 130 countries.

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Schneider Electric press release

july 31, 2003

2003 Interim Results: Very resilient operating margin despite a major currency effect

- Increase in gross margin by +1 point despite a decline in sales fully due to the rise of the euro
- High operating margin and cash flow in difficult economic conditions
- Strong development in Asia, new growth and productivity initiatives in Europe and North America

(Rueil Malmaison – July 31, 2003) – The Board of Directors, chaired by Henri Lachmann, met on July 30, 2003, to examine the first half financial statements ended June 30, 2003.

In Euros Million and on a current basis	**1st Half 2003**	**1st Half 2002**	**% change**
Sales	4,236	4,576	-7%
Gross margin (as a % of sales)	*41,9%*	*40,9%*	*+1.0 pt*
Operating income	440	493	-11%
Operating margin (as a % of sales)	*10.4%*	*10.8%*	*-0.4 pt*
Operating cash flow	458	441	+4%
Net income before goodwill amortization	269	261	+3%
Net income after goodwill amortization	190	176	+8%
Net earnings per share	0.85	0.76	+11%

Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric, commented on the results: *"Schneider Electric recorded a remarkable growth in Asia which, excluding currency effect, enabled the Group to maintain stable sales overall in an unfavorable environment. At constant currencies, operating margin increased +1.2 points. These good performances demonstrate our reactivity and the relevance of our 'Growth & Efficiency strategy'"*.

I. Sustained growth in Asia and in Eastern Europe - Sales stabilization in the develop countries

Schneider Electric sales amounted to **euros 4,236 million** for the **first half 2003**: at constant structure and currencies, sales were stable overall compared to the first half 2002, at **-0.3%**.

In the **second quarter 2003**, sales amounted to **euros 2,157 million**: at constant structure and currencies, they slightly increased **+0.3%** compared to the same quarter last year.

Seasonally adjusted, trend in sales was stable over the last three quarters in Europe and North America, but increased in the International.

Million	Half 2003	1st Half 03/02 constant	2nd Q 2003	2nd Q 03/02 constant
Europe	2,261	-2.1%	1,134	-1.3%
North America	1,086	-4.6%	553	-4.7%
International	889	+11.0%	470	+11.8%
Total	**4,236**	**-0.3%**	**2,157**	**+0.3%**

At current structure and currencies, sales declined -7.4% in the first half 2003 compared to the first half 2002. Sales were impacted by a negative currency effect of euros -406 million stemming from the euro's sharp appreciation against the US dollar and most other currencies.

The improved trend in Europe primarily reflects strong growth in Eastern Europe in the second quarter whereas in the rest of Europe, sales change was on a par with the previous quarter. Spain continued to turn in a good performance and the United Kingdom also recorded an increase in the second quarter.

Trend in sales was stable in North America, confirming the stabilization observed in the previous quarter.

In the International, sales continued to grow at a sustained pace. Asia, and notably China, continue to be buoyant. In this part of the world, which represents the main driver for world growth, Schneider Electric posted excellent performances thanks to the quality of its teams and the strength of its local manufacturing and sales operations.

II. Increase in operating margin in line with target, excluding the currency effect

Thanks to the sustained effect of productivity plans launched as part of the NEW2004 program, the Company remains in line with its target of gross margin improvement: the **gross margin increased +1 point to 41.9%** in the first half 2003, compared to 40.9% for the same period in 2002.

The action plans deployed across the Company generated productivity gains of euros 85 million in first half 2003. Purchasing productivity remained high. Manufacturing Excellence plan was deployed in 25 additional production sites.

These gains were offset by a **very significant adverse currency effect** caused by the euro's sharp appreciation. This impact reduced first half operating income by **euros -118 million.**

Thus, the operating income amounted to **euros 440 million**, or an **operating margin of 10.4%**, slightly lower than the 10.8% recorded in first half 2002. The **currency effect** shaved **-1.6 points** off the operating margin. At **constant currencies**, operating margin for the first half 2003 would have **risen +1.2 points** from the year-earlier period to **12%**.

III. Launch od adjustment plans in western Europe and the United States

To respond to the change in its markets, Schneider Electric has launched specific action plans to support growth and optimize costs.

Europe

- Develop sales in the Residential market by launching dedicated ranges and broadening the distribution network in each country
- Strengthen the Company's presence in the Industry market with the support of the Application Centers
- Launch adjustment plans in several large countries - France, the United Kingdom and Italy - to resize manufacturing base and adapt costs

- Reinforce Industry market access and strengthen application skills
- Deploy the Purchasing and Manufacturing Excellence productivity plans and rationalize manufacturing capacity

International

- Deploy the Company's operations in Asia to support growth and increase productivity
- Continue to shift manufacturing resources to China with the start-up of two new plants - Suzhou Drives and Shilhin Suzhou Transformers
- Enhance the presence in Japan, the world's second largest OEM market, thanks to the integration of Digital Electronics

IV. Substantial increase in net income and cash flow

Cash flow

Operating cash flow amounted to **euros 458 million** in the first half 2003, an increase of **+4%** compared to the first half 2002, despite the decline in sales. This evolution reflects the strength of the Company's operating performances.

Thanks to the monitoring of capital expenditure, **free cash flow** (operating cash flow - net capital expenditure - change in working capital) amounted to **euros 231 million**, or **5.5%** of sales.

Net income

Net income after amortization of goodwill rose **+8%** from the year-earlier period to **euros 190 million**, reflecting the reduction in interest expense stemming from the Company's strengthened financial situation.

Net earnings per share increased **+6%** to **euro 1.20** before goodwill amortization and **+11%** to **euro 0.85** after goodwill amortization.

The Company bought back 9 million shares during the last 12 months, with an accretive effect of **+3%** on net earnings per share.

V. Outlook for 2003

Schneider Electric is pursuing an active growth strategy designed to target promising segments more effectively, invest in high potential geographical areas - China, Eastern Europe, India and Brazil - and develop new growth paths through selective acquisitions.

As a consequence, the Company has identified specific growth priorities for each of its markets:
- Industry: strengthen the Company's presence with OEMs, develop application skills and enlarge the product offer
- Buildings and Energy & Infrastructure: capitalize on new factors of differentiation and increase market coverage through micro-segmentation
- Residential : expand geographically and develop the product offer.

In the absence of recovery signs in the non-residential Buildings and Industry market at this stage, the Company confirms anticipating stable sales overall on a constant basis for the full year 2003. Thanks to the acceleration of adjustment plans, notably in Europe, and continued measures to enhance manufacturing productivity, the Company anticipates an increase in operating margin in the second half.

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Third quarter sales will be released on October 21, 2003.

Schneider Electric, the world's Power & Control specialist with leading worldwide brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure. Schneider Electric's 74 814 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Schneider Electric press release

august 25, 2003

Schneider Electric enters into an agreement to strengthen its Asia Pacific presence in Electrical Wiring Devices

Rueil-Malmaison, August 25, 2003 – Schneider Electric and Clipsal Industries (Holdings) Limited have signed an agreement for the formation of a 50/50 Joint Venture (JV) to manufacture and distribute Electrical Wiring Devices in Asia.

Simultaneously, Schneider Electric has signed an agreement to acquire ownership of the Electrical Wiring Devices business of Gerard Industries Pty. Ltd in Australia from Clipsal Industries and the Gerard Family.

These two transactions respond to three key aspects of Schneider Electric's strategy: the enhancement of its presence in Asia Pacific, the acceleration of growth in the Residential and Buildings markets and the widening of its offer in the Electrical Wiring Devices field.

Joint Venture with Clipsal Industries (Holdings) Limited

The JV will be formed between Schneider Electric and Clipsal Industries, which currently holds a long term exclusive right to the Clipsal trade mark for Asia. Clipsal Industries will contribute to the JV all its electrical wiring devices and installation systems businesses in Asia. Schneider Electric will contribute to the Joint Venture its Asian operations in electrical wiring devices. The JV will have a significant presence in China, Hong Kong, Singapore, Malaysia, Indonesia, Vietnam and Middle-East and is expected to generate, on a pro-forma basis, annual revenues of around €100M.

Corporate governance and management principles are defined in a JV Agreement, which also contains put and call options stipulating the terms and conditions of a future acquisition by Schneider Electric of the remaining 50% of the JV's share capital.

The JV company is to be incorporated in Hong Kong and will be called Clipsal Asia Holdings Limited. To avoid any future confusion, Clipsal Industries will change its corporate name immediately following completion of the transaction.

Acquisition of Gerard Industries Electrical Wiring Devices Business

On completion, Schneider Electric will acquire Gerard Industries' electrical wiring devices business (located in Australia, New Zealand, South Africa and India), as well as the worldwide ownership of the Clipsal brand name, including all related intellectual property. This business presently generates annual net sales of around €250M, with a pro-forma operating income of around 14%.

Both Transactions Conditional and Interdependent

The completion of both transactions are inter-dependent and subject to various conditions, including regulatory approvals (such as anti-trust clearances in Australia, New Zealand and South Africa) as well as Clipsal Industries' shareholders approval. The final consideration for each transaction will be confirmed following a post-completion audit.

Business Prospects

The JV will continue selling the Clipsal products in Asia, whilst Schneider Electric will sell these products, mainly through Gerard Industries' existing distribution channels, outside of Asia.

acquisition of the Gerard Industries Electrical Wiring Devices business will complement Schneider Electric's offer in the highly competitive Pacific market. These are two key areas where Schneider Electric aims to expand its presence in the Residential and Buildings markets."

Transaction Impact

The acquisition of Gerard Industries Electrical Wiring Devices business will be satisfied by a cash payment of €450M. The share in the joint venture with Clipsal Industries will be financed through the contribution of assets, the sale of Schneider Electric's current 18,7% stake in Clipsal Industries and a €5M cash outlay.

The two transactions are expected to have a combined neutral impact on Schneider Electric's Earnings Per Share (after goodwill amortisation) in 2004 and a positive effect from 2005.

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Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric, the world's Power & Control specialist with leading world-wide brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure. Schneider Electric's 74 800 employees generated sales of € 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Schneider Electric press release

september 9, 2003

Schneider Toshiba Inverter SAS has just signed a commercial partnership agreement with Vacon Plc

Rueil-Malmaison (France), September 9, 2003 – Schneider Toshiba Inverter SAS, the company owned jointly by Schneider Electric and Toshiba Corporation, has just signed a commercial partnership agreement with the Finnish company Vacon Plc, specialized in variable speed drives for asynchronous motors. The aim is to strengthen and extend a relationship based on cooperation which started almost ten years ago.

Founded in 1993, **Vacon Plc** specializes in the development, manufacture and worldwide marketing of Vacon frequency converters in the power range from 0.2 kW to 3 MW for applications in industry and the public sector. Vacon Plc is one of the fastest growing drives companies in the world. In 2002, the Group recorded a turnover of 97.5 millions euros. The company has three production units in Finland and a network of eleven subsidiaries and more than 100 distributors in 75 countries.

Schneider Toshiba Inverter SAS will be commercializing Vacon variable speed drives (from 2.2 to 1500 kW for the 525 to 690V voltage ranges) under its own brand. In this way, Schneider Toshiba Inverter SAS is reinforcing its worldwide leadership in variable speed drives and can meet all its customers' requirements.

Vacon Plc meanwhile, will commercialize Schneider Toshiba Inverter SAS's soft starters (from 4 to 1200 kW for the 230 V to 690 V voltage ranges).

"This agreement underlines our determination to set up long-term relationships which will be profitable both now and in the future," declared Elie Belbel, Chief Executive Officer of Schneider Toshiba Inverter SAS.

« Vacon has been widening its scope as an AC drive supplier to provide a complete range of products, services and comprehensive expertise for the AC drive needs of customers. Our long partnership with Schneider Toshiba Inverter SAS is with this agreement taking the next step. This speaks for our ability to meet the needs of leading drives companies », says Vesa Laisi, Chief Executive Officer of Vacon Plc.

> About Schneider Electric
Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time
Schneider Electric, the world's Power & Control specialist with leading mondial brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure.
Schneider Electric's 74 800 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Schneider Electric press release

september 9, 2003

By acquiring Ilevo, Schneider Electric consolidates its position in high-speed communication infrastructure solutions using Power Line Communication (PLC)

Rueil-Malmaison (France), September 9th, 2003 - To boost its position in the field of Power Line Communication , **Schneider Electric has acquired Ilevo**, a company based in Karlstad (Sweden), a former spin-off from Ericsson, previously under the majority control of Itact, a venture capital corporation specializing in avant-garde technology, based in Stockholm, and other shareholders including Swedish electricity distribution corporations.

An acquisition in line with Schneider Electric strategy
"With the acquisition of 100% control of the Swedish company, Ilevo, Schneider Electric is pursuing its dynamic innovation approach. The acquisition not only brings in the most outstanding offering currently on the market but also a powerful mechanism for developing products, enabling us to envisage the evolution of future product ranges right away," explained Jean Kieffer, Energy Market and Infrastructure Director.

Creation of a powerful player
As a result of this acquisition, Schneider Electric has just created a new entity, **"Schneider Electric Powerline Communications" (SEPC)**, with the aim of quickly becoming the reference player in this field.
Creation of this entity gives the group a unit complementary to Easyplug (a joint venture owned 50/50 with Thomson Multimédia), which is continuing its work to develop PLC multimedia offerings for the general public.

The new company, based on Ilevo's existing resources, has a combination of acknowledged experts in PLC, telecommunications and electricity distribution. It is based at Karlstad (Sweden) and Grenoble (France).

To quote Mattias Astrom, the CEO of Schneider Electric Powerline Communications (SEPC), *"Our aim is to design, produce and sell PLC products, at the same time offering the necessary services and support to all the players involved (local authorities, electricity distribution corporations, telecommunications operators and Internet service providers, etc.). Our objective is to have 500,000 connection points installed by 2006."*

After a successful experimentation phase, based primarily on the implementation of various pilot projects, **Schneider Electric has moved into the commercial deployment stage**. The conditions for swift market development have now been achieved and there are real opportunities for growth, on European markets in particular.

The maturity of Power Line Communication technology has encouraged the emergence of viable commercial solutions well-received by telecommunications operators. Changes in regulations are progressively fostering use of this technology, while demand from customers is increasing due to growing data exchange and communication requirements.

> About Itact
"Since ITACT's first engagement at the founding of ILEVO in May 2000 we have supported the company because we were sure that enabling high-speed networking over the conventional power grid would open up significant business opportunities all over the world. The acquisition of Ilevo by Schneider Electric proves this and provides Ilevo with an excellent launching pad," says Fredric Gunnarson, CFO and Partner of ITACT.

Contact: Fredric Gunnarson, ITACT CEO & Partner, +46-70-953 44 99

> About Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time
Schneider Electric, the world's Power & Control specialist with leading mondial brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure.
Schneider Electric's 74 800 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Schneider Electric press release

september 18, 2003

Schneider Electric Subsidiary TAC Signs Contract with U.S. Army Corps of Engineers

Rueil Malmaison (France) – September 18th, 2003 – TAC, a world leader in automation and building management systems, has signed a five-year contract with the Utility Monitoring and Control Systems (UMCS) Center of the U.S. Army Corps of Engineers in Huntsville, Alabama.

The contract, which is not to exceed $200 million, covers various building automation and security installation projects.

TAC will support these projects through its product and services offerings, including direct digital controls, security, fire and life safety systems, Supervisory Control and Data Acquisition (SCADA) solutions and heating, ventilation and air condition (HVAC) systems.

"This contract represents an exceptional opportunity for TAC Americas and our Partner network," said Dean Meyer, president of TAC Americas. "Securing this contract takes TAC to the next level of providing Open Systems for Building IT® to the federal government, and has ensured our position as one of the major players in the federal arena."

According to Charles Holland, UMCS technical manager, "TAC offers our agencies an excellent selection of technologically advanced products that reflect the high standards the Corps advocates for all government properties.".

With TAC, Schneider Electric has strengthened its presence in the global building automation market, enhanced its lineup and gained access to major clients.

About TAC
Owned by Schneider Electric, TAC has subsidiary companies and partners in more than 70 countries throughout the world. The company employs 2,000 employees and generated revenues of SEK 3,150 million (US $380 million) in 2002. Corporate headquarters and European business activities operate out of Malmö, Sweden. Regional headquarters for the Americas is located in Dallas, Texas and for the Asia-Pacific market, in Sydney, Australia.

TAC's concept of Open Systems for Building IT® utilizes information technology to provide clients with advantages such as indoor climate optimization, energy savings, flexibility, security, reduced expenses and user-friendly operation.

About UMCS
The UMCS, part of the U.S. Army Engineering and Support Center based in Huntsville Alabama, provides quality oversight and technical expertise in the design, procurement and installation of utility monitoring and control systems for a variety of federal agencies, municipalities, and educational institutions, not just the military. Clients have included the Food and Drug Administration, the National Weather Service, the General Services Administration, Centers for Disease Control and all branches of the military.

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World

Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of Euros 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.